SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 18, 2002

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of registrant's name into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

1. Resolutions of the Telefonica's Board of Directors

Madrid, December 18, 2002

Board of Directors approves a far-reaching shareholder compensation policy, including two new bonus share issues

TELEFONICA WILL PROPOSE TO GENERAL MEETING A DIVIDEND DISTRIBUTION OF 0.25 EUROS PER SHARE

Luiz Fernando Furlan leaves the Board after being named Minister of Development, Industry and Commerce of Brazil

Madrid, December 18th.- The Board of Directors of Telefonica, S.A. decided at its meeting today to bring a proposal before the Company's Annual General Meeting to declare a gross dividend of 0.25 euros per share with a charge to unrestricted reserves.

With this decision, Telefonica fulfils the promise announced this past July 24th to resume paying out dividends as a means of directly compensating its shareholders, ending the suspension of dividend distributions implemented in 1998.

In addition, the Board of Directors has adopted the relevant resolutions to initiate the two new bonus share issues approved at the most recent general meeting, held this past April 12th.

The Telefonica Board of Directors is therefore implementing a broad package of shareholder compensation measures with the goal of allowing shareholders to participate in the efficiency improvements and increased cash flow generated in recent years.

The new share issues will be made with a charge to unrestricted reserves, each for the same amounts, equal to 2% of the share capital. The first will be carried out in January 2003, with the issue of 97,213,225 new ordinary shares of the Company, to be freely distributed amongst shareholders at a ratio of one new share for each 50 shares held at that time.

The second increase, which will involve 99,157,490 new shares (a further 2% of the share capital as it stands after the addition of the shares from the first capital increase), is planned for February and March 2003 and, in all events, prior to the next Annual General Meeting of Shareholders.

Luiz Fernando Furlan, new member of the Brazilian cabinet

During the Telefonica Board of Directors meeting, the Company's Chairman and the rest of the Board members congratulated Luiz Fernando Furlan on being named to the office of Minister of Development, Industry and Commerce of Brazil. The appointment has led him to tender his resignation from the Telefonica Board.

Furlan was named to his seat on the Telefonica Board on December 20, 2000 and his appointment as independent director was one of the first changes made in the Board of Directors at the proposal of the Chairman, Cesar Alierta. Over the last two years, Luiz Fernando Furlan has made a decisive contribution to the internationalization of Telefonica, which looks to Brazil as one of its main sources of growth.

A 56 year old Brazilian, Luiz Fernando Furlan is one of the leading representatives of the Brazilian business community. He currently chairs the Sadia Group, one of the leaders of the Brazilian food industry, and is Deputy Chairman of the Sao Paulo Industrial and Business Federation (FIESP). Prior to his appointment as Minister in the new government of Brazil, which will take effect on January 1, 2003, he served as member of the Boards of Director of Telefonica, S.A., Pnamco (largest Coca-Cola bottler in Latin America), IBM Latin America and ABN Amro Bank. He is also President of the Forum of Mercosur leaders and is a member of the World Economic Forum's consultative committee and of the INSEAD International Council.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2002

Telefonica, S.A.

By: /s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors